EXHIBIT 99.1

Standard Lithium Signs Key Agreement to Advance Design of First Commercial Lithium Plant

Design and Site Work Underway for Company’s First Commercial Lithium Plant

EL DORADO, Ark., Dec. 06, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, is pleased to announce it has completed all necessary agreements with LANXESS Corporation to secure access to the proposed commercial lithium plant site (the “Site Access Agreement”) and conduct all required fieldwork to support the Definitive Feasibility Study (DFS) underway. Standard Lithium is also pleased to report that subsequent to signing the Site Access Agreement, the Company has commenced the site work necessary for the design of its first commercial lithium plant.

Dr. Andy Robinson, President of Standard Lithium commented, “The Company is pleased to reach this important milestone. Our team has successfully negotiated and agreed to a key agreement with Lanxess, the site owner, to exclusively secure the required property for our commercial facilities and allow us to start working on the ground at the proposed location of the first commercial lithium project. The data gathered over the next few months will be vital to allow the OPD team to design the plant and locate key equipment on the large land area available to Standard Lithium at Lanxess’ South Plant facility. Once the important ground conditions are determined, and the location of key equipment can be fixed, then the engineering work to allow for connection between the Standard Lithium plant and Lanxess’ existing brine infrastructure present at the site can begin. We look forward to announcing more developments as the design towards the Company’s first commercial lithium project unfolds.”

The Site Access Agreement also establishes fundamental commercial plant development parameters and secures the lease area for commercial development (pending key milestones, such as a positive DFS). This first project, designated as Phase 1A, is located at the Lanxess South Facility. The fieldwork is being supervised by the Company’s Front End Engineering Design (FEED) contractor, Optimized Process Designs LLC (OPD), a Koch Industries EPC contractor (see news release September 7, 2022). OPD and their design partners have developed a scope of work that will allow them to understand all necessary site conditions (e.g. geotechnical and environmental baseline conditions etc.), and have awarded the site investigation work to a series of Arkansas-based contractors. The contractors are currently completing the site clearing required for access to the greenfield property and will be executing the intrusive field investigation program over the next 1-2 months. This essential design data will then be used by OPD and their team to assist in designing the commercial plant (e.g. foundation design for tanks/buildings etc.).

About Standard Lithium Ltd.

Standard Lithium is a leading pre-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana stateline. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to development of a commercial lithium plant, completion of definitive feasibility study, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/